

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 19, 2016

Edward C. DeFeudis
President and Chief Executive Officer
Source Financial, Inc.
604 Arizona Avenue
Santa Monica, CA 90401

> **Re: Source Financial, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 27, 2016**
> **File No. 000-55122**

Dear Mr. DeFeudis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that, pursuant to your disclosure under Item 5.03 of Form 8-K filed on July 7, 2016, your board approved a change in your fiscal year end from June 30 to December 31. As such, it appears that, as required by Rule 13a-10 of Regulation 13A, within 90 days of June 30, 2016 you were obligated to file a transition report, including audited financial statements, for the transition period between the closing date of your fiscal year ended June 30, 2015 and opening of your new fiscal year on January 1, 2016. Please file the transition report or explain to us in detail why you believe you are not obligated to do so.

2. It appears that your preliminary information statement should include all of the information called for by Item 11 of Schedule 14A. We note in particular that you have not provided all the information required by Item 11(b), Item 11(c), Item 11(d) and Item 11(e). Please either advise as to why you believe that these requirements do not apply to your preliminary information statement or revise your disclosure as appropriate.

3.   We note that your board of directors approved an amendment to your certificate of incorporation increasing the number of shares of common stock you are authorized to issue from 12,000,000 to 230,000,000, consisting of 200,000,000 shares of Class A common stock and 30,000,000 shares of Class B common stock. We also note your disclosure under Item 8.01 of Form 8-K filed on October 6, 2016, that, on September 20, 2016, you and Edward DeFeudis, acting on your behalf, entered into a Binding Memorandum of Understanding with CSES Group, Inc. and certain of its officers pursuant to which, among other things, you agreed to promptly begin negotiating to reach a definitive merger agreement. We further note that, pursuant to the terms of the MOU, you undertook to seek to amend your articles in order to reclassify your existing shares of common stock as "Class A common stock," to provide for the creation of a new class of common stock to be referred to as "Class B common stock" and, if necessary, to provide for the authorization of additional shares of Class A common stock. Because it appears that the amendment to your certificate of incorporation was made in connection with your obligations under the MOU, please revise your preliminary information statement to provide all the disclosure required by Schedule 14C regarding the contemplated merger transaction, including the disclosure under Item 14 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A for additional guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services